Exhibit 2

LEEWARD INVESTMENTS, LLC

September 29, 2010

Walker Stapleton
CEO, CFO and President
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, CA 95472

SonomaWest Holdings, Inc. (“Company”)

Dear Walker:

Thank you for your letter of March 4, 2010 in which you again declined on behalf of the Company to provide property-level operating expenses in your public disclosures.  Your letter claimed that it would be more time consuming and expensive to provide such disclosures, but also suggested that such disclosures are generally “already provided in the Company’s results of operations section.”  If such disclosures were in fact being made, it would seem relatively easy and inexpensive to incorporate them in your income statement or put them in complete form into a footnote.  Also, while I don’t have access to the Company’s chart of accounts, I would find it surprising that there isn’t a segregation within them between property level expenses and administrative expenses.

You also note that in your review of real estate company filings, you found that “it would be unusual to report property level expenses.”  I was struck by this comment, so recently I opened a copy of SNL’s Real Estate Weekly, a publication that reports on both REITs and real estate operating companies.  The first 10 companies that I reviewed broke out property operating expenses in their income statements.  I didn’t check the 140-odd other companies in the report, but I would expect that virtually all of these companies provide property operating level expense disclosures in their financials.

For a brief period in the Fall of 2008, your family made public its desire to take the Company private by acquiring the balance of the shares not held by family members.  Whether or not that desire continues to exist, we believe that the shareholders should be given a clear idea of the Company’s plans for realizing shareholder value going forward.  If the Company is not going private and is going to continue to own and manage its two remaining real properties, we would encourage the Board to consider paying regular cash distributions to shareholders.  In any event, we think the Board should disclose the information that would allow shareholders to better assess the value of the Company’s assets and the future of their investment in the Company.

Respectfully,

/s/ Kent M. Rowett
Kent M. Rowett

125 E. Sir Francis Drake Blvd • Suite 300
Larkspur • California  94939
Tel: (415) 284-0779
krowett@leewardinvests.com